Exhibit 99.4

Ordinary and Extraordinary

General Assembly of the Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

5:00 P.M. (New York City time) on June 18, 2015 for action to be taken.

2015 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

DBV Technologies S.A. (the “Company”)

CUSIP No.:	23306J101.
ADS Record Date:	May 27, 2015 (date to determine ADS Holders who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein).
French Record Date:	June 19, 2015, at 12:01 A.M. (Paris time)(Date on which ADS Holders are required under
French law to hold their interest in the Deposited Securities in order to be eligible to vote at the Ordinary and Extraordinary General Assembly of the Shareholders).
Meeting Specifics:	Ordinary and Extraordinary General Assembly of the Shareholders to be held on June 23, 2015 at 9:00 A.M. (local time) at Green Square - Bât. D, 80/84 Rue des Meuniers - 92220 Bagneux - France (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting at
http://www.dbvtechnologies.com/en/investor-relations
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of October 24, 2014.
Deposited Securities:	Ordinary shares, nominal value €0.10 per Share, of the Company.
Custodian:	Citibank International Plc.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (“ADSs”) and identified above, acknowledge receipt of a copy of the Depositary’s Notice of Meeting and hereby authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof. You recognize that any sale, transfer or cancellation of your ADSs before the French Record Date will invalidate these voting instructions if the Depositary is unable to verify your continued ownership of ADSs as of the French Record Date.

If the Depositary receives from a Holder voting instructions which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of all resolutions endorsed by the Company’s board of directors. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted. Additionally, the Company has informed the Depositary that, under French company law, shareholders holding a certain percentage of the Company’s Shares, the workers’ council or the board of directors may submit a new resolution and the board of directors may also modify the resolutions proposed in the Company’s Notice of Meeting. In such case, ADS Holders who have given prior instructions to vote on such resolutions shall be deemed to have voted in favor of the new or modified resolutions if approved by the Board and against if not approved by the Company’s board of directors.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting

Agenda

Ordinary resolutions:

1.	Approval of the financial statements for the financial year ended December 31, 2014,

2.	Approval of the consolidated financial statements for the financial year ended December 31, 2014,

3.	Allocation of income for the year,

4.	Special report of the Statutory Auditors regarding regulated agreements and commitments (“conventions et engagements réglementés”) and approval - Acknowledgement of absence of any new agreement,

5.	Ratification of the provisional appointment of Ms. Chahra Louafi as a director,

6.	Ratification of the provisional appointment of Mr. Dan Soland as a director,

7.	Determination of the amount of directors’ fees allocated to members of the Board of Directors,

8.	Authorization to be granted to the Board of Directors for the Company to buy back its own shares pursuant to Article L. 225-209 of the French Commercial Code, duration of authorization, purposes, terms, and maximum amount,
Extraordinary resolutions:

9.	Authorization to be granted to the Board of Directors to cancel the shares redeemed by the Company pursuant to Article L. 225-209 of the French Commercial Code, duration of authorization, and maximum amount,

10.	Delegation of powers to the Board of Directors to increase the share capital through the incorporation of reserves, profits and/or premiums, duration of the delegation, maximum nominal amount of the capital increase, and policy for fractional shares,

11.	Delegation of powers to the Board of Directors to issue ordinary shares giving access, if applicable, to ordinary shares or to the allocation of debt securities (of the Company or of one of the group’s companies) and/or to transferable securities giving access to ordinary shares to be issued (by the Company or by one of the group’s companies) with maintenance of preferential subscription rights, duration of the delegation, maximum par value of the capital increase, and option to offer any non-subscribed securities to the public,

12.	Delegation of powers to the Board of Directors to issue ordinary shares giving access, if applicable, to ordinary shares or to the allocation of debt securities (of the Company or of one of the group’s companies) and/or to transferable securities giving access to ordinary shares to be issued (by the Company or by one of the group’s companies), without preferential subscription rights, by public offering and/or in consideration of securities granted as part of a public exchange offer, duration of the delegation, maximum par value of the capital increase, issue price, option to limit the issue to the amount of subscriptions or redistribute non-subscribed securities,

13.	Delegation of powers to the Board of Directors to issue ordinary shares giving access, if applicable, to ordinary shares or to the allocation of debt securities (of the Company or of one of the group’s companies) and/or to transferable securities giving access to ordinary shares to be issued (by the Company or by one of the group’s companies), without preferential subscription rights, via one of the offers set out in Section II, Article L. 411-2 of the French Monetary and Financial Code, duration of the delegation, maximum par value of the capital increase, issue price, option to limit the issue to the amount of subscriptions or redistribute non-subscribed securities,

14.	Authorization, in the event of an issue without preferential subscription rights, to set the issue price according to the terms set by the General Assembly, within a limit of 10% of the capital per year,

15.	Authorization to increase the total issue amount in the event of excess demand,

16.	Delegation of powers to the Board of Directors to increase the capital by issuing shares and/or transferable securities providing access to the capital, up to the limit of 10% of the share capital, in consideration for contributions in the form of equity securities and/or transferable securities providing access to the capital, and duration of the delegation,

17.	Delegation of powers to the Board of Directors to issue stock warrants (BSA), bonds with subscription and/or acquisition warrants for new and/or existing stock (BSAANE) and/or bonds with redeemable subscription and/or acquisition warrants for new and/or existing stock (BSAAR) without preferential subscription rights, for the benefit of a specific category of persons, maximum par value of the capital increase, duration of the delegation, strike price,

18.	Delegation of powers to the Board of Directors to enact a capital increase by issuing ordinary shares and/or transferable securities giving access to capital, without preferential subscription rights, for the benefit of members of an Employee Savings Plan, pursuant to Articles L. 3332-18 et seq. of the French Labor Code, duration of the delegation, maximum par value of the capital increase, issue price, option to award free shares pursuant to Article L. 3332-21 of the Labor Code,

19.	Authorization to the Board of Directors to grant free existing and/or future shares to members of staff and/or certain corporate officers of the Company or related companies, shareholder waiver of their preferential subscription rights, duration of the authorization, maximum amount, duration of vesting periods, especially in respect of disability and holding periods,

20.	Overall limitation of the authorized amounts provided by the Eleventh, Twelfth, Thirteenth and Sixteenth resolutions of this General Assembly,

21.	Amendment to Article 23 of the Articles of Association to confirm the upholding of the single voting right,

22.	Approval of the merger providing for the absorption of the company PHYS Participations by the Company; approval of the terms and conditions of the draft merger agreement in relation thereto;

23.	Approval of the merger providing for the absorption of the company DBCS Participations by the Company; approval of the terms and conditions of the draft merger agreement in relation thereto;

24.	Approval of the capital increase in the amount of € 30,178.80 as compensation for the merger by absorption of the company PHYS Participations by the Company and acknowledgement of the completion of said merger;

25.	Approval of the capital increase in the amount of € 28,875.50 as compensation for the merger by absorption of the company DBCS Participations by the Company and acknowledgement of the completion of said merger;

26.	Allocation of the merger premium relating to the merger by absorption of the company PHYS Participations by the Company;

27.	Allocation of the merger premium relating to the merger by absorption of the company DBCS Participations by the Company;

28.	Capital reduction by cancellation of treasury shares resulting from the completion of the merger by absorption of the company PHYS Participations by the Company;

29.	Capital reduction by cancellation of treasury shares resulting from the completion of the merger by absorption of the company DBCS Participations by the Company;

30.	Amendment of the Company’s bylaws following the completion of the merger by absorption of the company PHYS Participations by the Company and the related capital reduction;

31.	Amendment of the Company’s bylaws following the completion of the merger by absorption of the company DBCS Participations by the Company and the related capital reduction;

32.	Powers for the accomplishment of formalities.

A	Issues DBV Technologies S.A.

Ordinary resolutions

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain

Resolution 1	☐	☐	☐	Resolution 12	☐	☐	☐	Resolution 23	☐	☐	☐
Resolution 2	☐	☐	☐	Resolution 13	☐	☐	☐	Resolution 24	☐	☐	☐
Resolution 3	☐	☐	☐	Resolution 14	☐	☐	☐	Resolution 25	☐	☐	☐
Resolution 4	☐	☐	☐	Resolution 15	☐	☐	☐	Resolution 26	☐	☐	☐
Resolution 5	☐	☐	☐	Resolution 16	☐	☐	☐	Resolution 27	☐	☐	☐
Resolution 6	☐	☐	☐	Resolution 17	☐	☐	☐	Resolution 28	☐	☐	☐
Resolution 7	☐	☐	☐	Resolution 18	☐	☐	☐	Resolution 29	☐	☐	☐
Resolution 8	☐	☐	☐	Resolution 19	☐	☐	☐	Resolution 30	☐	☐	☐
Extraordinary resolutions				Resolution 20 Resolution 21 Resolution 22	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐	Resolution 31 Resolution 32	☐ ☐	☐ ☐	☐ ☐
Resolution 9	☐	☐	☐
Resolution 10	☐	☐	☐
Resolution 11	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue if endorsed by the Company’s board of directors.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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